Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Announces 2008 Second Quarter Financial Results
     HUIZHOU, Guangdong, China, Sept. 26 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announces its un-audited second quarter operating results for the three months ended June 30, 2008.
     The Company is only reporting its second quarter operating results because a third party valuation is currently being conducted for the purposes of accounting for the $70 million convertible notes issued by our major subsidiary, Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile”) (NYSE: QXM), on May 15, 2008.
     Within the announcement made by Qiao Xing Mobile dated on September 12, 2008, the second quarter operating result of QXM represented a big decrease from the corresponding period of 2007, which lead to a drop of operating result in XING also.
     Mr. Wu Rui Lin, Chairman of XING, commented, “The performances of both XING and QXM were negatively impacted by the recession of the macro-economic environment. With the earthquake in Sichuan Province (“the Earthquake”) and the increase of Consumption Price Index (“CPI”), the consumption in Chinese consumer market was slowed down. However, a delay in the release of new product, VEVA S60, by CEC Telecom Company, Limited (“CECT”), a subsidiary of QXM, also contributed to the decline in sales in the second quarter.”
     “VEVA S60 was test-launched in May and production was ramped up in June. Given the success that we are having with VEVA S60 and the planned launch of more VEVA-series models, we are optimistic that the operating results in the second -half of 2008 would be better.
     “Despite the significant decline in sales of mobile phone due to the Earthquake and the increase of CPI, we saw an over 50% increase in our indoor phone sales revenue due to the increase of sales to overseas”
     Second Quarter 2008 Operating Results
     Revenue was RMB509.4 million (USD74.3 million) in the second quarter of 2008, compared to RMB 1,001.1 million for the same period of 2007.
     The sales revenue was primarily contributed by our major subsidiary CECT, which is in the mobile phone handset business with its ‘CECT’ brand and ‘VEVA’ brand.
     For CECT, in the second quarter of 2008, handset shipments were approximately 566,000 units, representing a decrease of 46.4% compared to 1,055,000 units in the second quarter of 2007. The decrease in CECT-branded handset shipments in the second quarter of 2008 was primarily due to lower demand caused by the earthquake in Sichuan province in May and a delay in new product launch. In addition, shipments in the second quarter of 2007 were significantly higher due to the shipment of about 610,000 units of C1000, part of which was used to clear the backlog of orders that were placed in the first quarter of 2007.

     Gross profit decreased RMB163.5 million from RMB312.2 million for the second quarter of 2007 to RMB148.7 million for the second quarter of 2008. The decrease was mainly attributable to the decrease of the sale of CECT-branded mobile phone handsets.
     Selling, general and administrative expenses (“SG&A”) were RMB78.5 million (US$11.4 million) in the second quarter of 2008, which was an increase from RMB75.2 million in the second quarter of 2007. The increase in SG&A expenses in the second quarter of 2008 was primarily due to airtime costs incurred on the sale of the C6000, W100, C3100, T150 and VEVA S60 models through the infomercial arrangement. Airtime costs were RMB31.6 million in the second quarter of 2008, compared to RMB13.0 million in the second quarter of 2007.
     Income from operations amounted to RMB 70.2 million (USD 10.2 million) for the second quarter of 2008 compared to RMB 237.0 million for the same period of 2007.
     Outlook
     Our subsidiary, CECT has launched VEVA brand handsets, VEVA S60, and has achieved great success to-date. VEVA S60’s retail price currently stands at RMB1,980 (US$289) and its gross margin is approximately 61%. Nearly 100,000 units were shipped in the second quarter of 2008 and we are targeting to sell another 300,000 units in the coming quarter. The success of VEVA S60 has greatly enhanced our confidence of building a high-end luxury mobile handset brand in China. To this end, we are planning to set up specialty retail stores in up-market shopping malls in China to serve as a direct channel for the distribution of our VEVA brand handsets. We believe that this will enhance the shopping experience of our customers and help position VEVA as a luxury brand. We have also hired Mr. Sangwoon Kang, who has 20 years of experience in the marketing division of LG Electronics (“LGE”) and formerly the director of brand communication for LGE in China, to help roll out our plans for VEVA.
     In terms of product pipeline, CECT have lined up a number of handset models for VEVA brand, including VEVA S70, S80, S90 and V6. VEVA S70 will be launched later this month at a retail price of RMB2,980. VEVA S80, S90, and V6, which will feature new luxury designs and enhanced user interface, are expected to be released in the fourth quarter of 2008.
     Besides our plans for VEVA, we also plan to enter the CDMA market through the launch of two CDMA models later this year. We have established strategic cooperation with a Taiwan-listed company, VIA Technologies, Inc. (“VIA”), to supply CECT with the necessary CDMA chipsets. In addition, CECT and VIA will also work together towards the bundling of the CDMA mobile phones with China Telecom.
     For our COSUN-branded mobile phone business, allowing for the significant decrease in the first half year of 2008, we think the whole year growth rate will be adjusted from 40% to around 15%. Our indoor phone business is expected to increase significantly compared to 2007.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 26, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-2820268
Email: rick@qiaoxing.com
SOURCE: Qiao Xing Universal Telephone, Inc.